UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) announces that its Annual General Meeting of Shareholders (the “General Meeting”) will be held on June 20, 2018. The General Meeting will be held at the registered office of the Company at 37A Avenue J.F. Kennedy, L-1855, Luxembourg. The record date for the determination of shareholders entitled to vote at the General Meeting is June 6, 2018. The convening notice and the agenda for the General Meeting and the form of proxy for use in connection with the General Meeting are attached as Exhibit 99.1 hereto.

Exhibit 99.1	Convening notice and agenda, dated May 17, 2018, and form of proxy for the Annual General Meeting of Shareholders to be held on June 20, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: May 18, 2018